

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 12, 2021

Tim Armes
Chief Executive Officer
The 4Less Group, Inc.
106 W. Mayflower
Las Vegas, Nevada 89030

>   **Re: The 4Less Group, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed August 5, 2021**
>   **File No. 333-258521**

Dear Mr. Armes:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Brian Fetterolf at 202-551-6613 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services